Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2016 and Declaration of a Quarterly Dividend
MONACO--(Marketwired - February 13, 2017) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months and year ended December 31, 2016 and declaration of a quarterly dividend.
Results for the three months ended December 31, 2016 and 2015
For the three months ended December 31, 2016, the Company's adjusted net loss (see Non-IFRS Measures section below) was $29.4 million, or $0.18 basic and diluted loss per share, which excludes a $0.2 million, or $0.00 per basic and diluted share, unrealized loss on derivative financial instruments. For the three months ended December 31, 2016, the Company had a net loss of $29.7 million, or $0.18 basic and diluted loss per share.
For the three months ended December 31, 2015, the Company's adjusted net income was $36.3 million (see Non-IFRS Measures section below), or $0.22 basic and $0.21 diluted earnings per share, which excludes (i) a $0.7 million write-off of deferred financing fees, (ii) a $0.7 million write-off of deposits made for options to construct MR product tankers that expired unexercised and (iii) a $0.7 million unrealized loss on derivative financial instruments. The adjustments resulted in an aggregate increase of the Company’s net income by $2.1 million, or $0.01 basic and diluted earnings per share. For the three months ended December 31, 2015, the Company had net income of $34.2 million, or $0.21 basic and $0.20 diluted earnings per share.
Results for the years ended December 31, 2016 and 2015
For the year ended December 31, 2016, the Company's adjusted net loss (see Non-IFRS Measures section below) was $10.7 million, or $0.07 basic and diluted loss per share, which excludes (i) a $2.1 million loss on sales of vessels, (ii) an aggregate write-off of $14.5 million of deferred financing fees, (iii) a $1.4 million unrealized gain on derivative financial instruments and (iv) a $1.0 million aggregate gain recorded on the repurchase of $10.0 million aggregate principal amount of the Company’s Convertible Notes. The adjustments resulted in an aggregate decrease of the Company's net loss by $14.2 million, or $0.08 per basic and diluted share. For the year ended December 31, 2016, the Company had a net loss of $24.9 million, or $0.15 basic and diluted loss per share.
For the year ended December 31, 2015, the Company's adjusted net income was $221.3 million (see Non-IFRS Measures section below), or $1.37 basic and $1.21 diluted earnings per share, which excludes (i) a gain of $1.2 million resulting from the sale of the Company's investment in Dorian, (ii) a gain of $1.4 million resulting from the early termination of a contract on a time chartered-in vessel, (iii) a reserve of $1.4 million for a pool bunker supplier in bankruptcy, (iv) a $2.7 million write-off of deferred financing fees, (v) a $0.7 million write-off of deposits made for options to construct MR product tankers that expired unexercised, (vi) a net loss of $35,000 related to the gains and losses on the sales of four vessels, (vii) a $1.3 million unrealized loss on derivative financial instruments and (viii) a gain of $46,000 resulting from the repurchase of $1.5 million aggregate principal amount of the Company's Convertible Notes. The adjustments resulted in an aggregate increase of the Company’s net income by $3.5 million or $0.02 basic and $0.01 diluted earnings per share. For the year ended December 31, 2015, the Company had net income of $217.7 million, or $1.35 basic and $1.20 diluted earnings per share.
Declaration of Dividend
On February 13, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 30, 2017 to all shareholders as of February 23, 2017 (the record date). As of February 10, 2017, there were 174,629,755 shares outstanding.

Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.4 million and $21.7 million during the three months and year ended December 31, 2016, respectively, are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months and year ended December 31, 2016, the Company's basic weighted average number of shares were 161,868,161 and 161,118,654, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months and year ended December 31, 2016 as the Company incurred a net loss. As of the date hereof, the Convertible Notes are not eligible for conversion.
Summary of Recent and Fourth Quarter Significant Events

•	Below is a summary of the average daily TCE revenue and duration for voyages fixed thus far in the first quarter of 2017 as of the date hereof:

•	For the LR2s in the pool: approximately $16,000 per day for 61% of the days

•	For the LR1 in the pool: approximately $14,500 per day for 50% of the days

•	For the MRs in the pool: approximately $14,300 per day for 53% of the days

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $16,500 per day for 51% of the days

•	Below is a summary of the average daily TCE revenue earned during the fourth quarter of 2016:

•	For the LR2s in the pool: $13,966 per revenue day

•	For the LR1 in the pool: $14,856 per revenue day

•	For the MRs in the pool: $11,677 per revenue day

•	For the Handymaxes in the pool: $10,461 per revenue day

•
Signed a non-binding term sheet to sell and leaseback three MR tankers to an unaffiliated third party. Upon completion, the Company’s liquidity is expected to increase by approximately $29.0 million after the repayment of debt.

•
Received a commitment for a credit facility of up to $81.4 million with a final maturity of December 2021 from DVB Bank SE to refinance a previous facility with DVB Bank SE, which financed four product tankers.

•
Received loan commitments from Macquarie Bank Limited (London Branch), DekaBank Deutsche Girozentrale, The Export-Import Bank of Korea ("KEXIM") and Garanti-Instituttet for Eksportkreditt ("GIEK") for a total loan facility of up to $172.0 million. The proceeds of the facility are expected to be used to partially finance eight MR product tankers that are currently under construction at Hyundai Mipo Dockyard Co., Ltd. (“HMD”).

•	Took delivery of STI Selatar, an LR2 product tanker that was under construction at Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME"), in February 2017.

•	Upsized the Company's BNP Paribas Credit Facility by $27.6 million, the proceeds of which were used to refinance the existing indebtedness on two MR product tankers.

•	Executed a loan facility with HSH Nordbank AG which was used to refinance the existing indebtedness on two MR product tankers in February 2017.

•	Entered into an agreement to bareboat-in seven Handymax ice-class 1A product tankers for up to two years.

•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in December 2016.
DVB 2017 Credit Facility
In January 2017, the Company received a commitment for a credit facility of up to $81.4 million from DVB Bank SE (the “DVB 2017 Credit Facility”) to refinance its previous facility with DVB Bank SE. The new credit facility will be used to refinance the existing indebtedness on four product tankers, has a final maturity of December 2021, and bears interest at LIBOR plus a margin of 2.75% per annum. The available borrowings may be used to finance up to 63% of the fair market value of the respective vessels.
The remaining terms and conditions, including financial covenants, are similar to those set forth above in the Company’s existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.

2017 Credit Facility
In January 2017, the Company received commitments from a group of financial institutions led by Macquarie Bank Limited (London Branch) for a total loan facility of up to $172.0 million (the "2017 Credit Facility"). The facility includes two commercial tranches for $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche for $48.0 million, a KEXIM Funded Tranche for $52.0 million, and a GIEK Guaranteed Tranche for $32.0 million.
The loan facility is expected to be used to partially finance the purchase of eight MR product tankers that are currently under construction at HMD. Drawdowns will be available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.
The remaining terms and conditions, including financial covenants, are similar to those set forth above in the Company’s existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
Upsizing of BNP Paribas Credit Facility
In December 2016, the Company upsized its existing credit facility with BNP Paribas by $27.6 million. The $27.6 million increase of the bilateral financing bears interest at LIBOR plus a margin of 2.30% per annum and was used to refinance the existing indebtedness on two MR product tankers (2013 built). In addition, the maturity date of the facility was extended to December 2021. The terms and conditions, including covenants, of the credit facility are similar to those in the Company's existing credit facilities.
HSH Credit Facility
In January 2017, the Company executed a loan facility with HSH Nordbank AG which was fully drawn in February 2017, and the proceeds of $31.1 million were used to refinance the existing indebtedness on two MR product tankers. The facility has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum. The remaining terms and conditions, including financial covenants, are similar to those in the Company's existing credit facilities.
2011 Credit Facility
As of December 31, 2016, the 2011 Credit Facility, which is scheduled to mature in May 2017, had seven MR product tankers as collateral. Since January 2017, the Company has refinanced two vessels in the BNP Paribas Credit Facility, two vessels in the HSH Credit Facility, and the Company is in discussions to refinance the remaining three vessels.
Time and Bareboat Charter-in Update
In December 2016, the Company entered into agreements to bareboat-in seven Handymax ice-class 1A product tankers. The agreements include purchase options, which can be exercised through December 31, 2018. If the purchase options are not exercised, the bareboat-in agreements expire on March 31, 2019.
Three of the vessels were previously time chartered-in by the Company for $15,600 per day. These time charter-in contracts were cancelled in January 2017 and replaced by the new bareboat contracts at a rate of $7,500 per day. The remaining four vessels will be chartered-in, on a bareboat basis, for $6,000 per day. Two of these vessels were delivered in February 2017 and the remaining two are expected to be delivered within the first quarter of 2017.

In November 2016, the Company extended the time charter-in agreement for an MR product tanker that is currently time chartered-in for an additional year at $13,050 per day effective January 2017. The Company also has an option to extend the charter for an additional year at $15,000 per day.
In October 2016, the Company time chartered-in a 2006 built MR product tanker for one year at $13,500 per day. The Company also has an option to extend the charter for an additional year at $15,000 per day.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Since January 1, 2016 through the date of this press release, the Company has repurchased its securities as follows:

•
An aggregate of 2,956,760 of its common shares at an average price of $5.58 per share; the repurchased shares are being held as treasury shares. There were 174,629,755 shares outstanding as of February 10, 2017.

•	$10.0 million aggregate principal amount of its Convertible Notes at an average price of $839.28 per $1,000 principal amount.
Conference Call
The Company will have a conference call on February 13, 2017 at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 888-417-8527 (U.S.) or 719-325-2439 (International). The conference participant passcode is 5057068. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/610/19558

Current Liquidity
As of February 10, 2017, the Company had $91.5 million in cash.
Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of September 30, 2016	Drawdowns and repayments, net	Outstanding as of December 31, 2016	Drawdowns and repayments, net	Outstanding as of February 10, 2017	Availability as of February 10, 2017 (5)
2011 Credit Facility (1)	$95.0	$(2.0)	$93.0	(50.0)	$43.0	—
K-Sure Credit Facility	317.4	(3.3)	314.1	(14.9)	299.2	—
KEXIM Credit Facility	366.6	—	366.6	(4.3)	362.3	—
ING Credit Facility	126.5	(2.2)	124.3	(1.1)	123.2	—
ABN AMRO Credit Facility	132.7	(6.4)	126.3	(1.7)	124.6	—
BNP Paribas Credit Facility (2)	32.8	(0.6)	32.2	27.6	59.8	—
Credit Suisse Credit Facility (3)	—	—	—	29.4	29.4	30.6
Scotiabank Credit Facility	32.7	(0.6)	32.1	—	32.1	—
NIBC Credit Facility	40.8	(1.0)	39.8	(1.0)	38.8	—
2016 Credit Facility	288.0	(6.8)	281.2	—	281.2	—
DVB Credit Facility	90.0	(1.6)	88.4	—	88.4	—
HSH Credit Facility (4)	—	—	—	31.1	31.1	—
2020 senior unsecured notes	53.8	—	53.8	—	53.8	—
2017 senior unsecured notes	51.8	—	51.8	—	51.8	—
Convertible Notes	348.5	—	348.5	—	348.5	—
	$1,976.6	$(24.5)	$1,952.1	$15.1	$1,967.2	$30.6

(1)
Activity for the 2011 Credit Facility includes the following repayments in connection with the refinancing of outstanding borrowings thereunder (i) $13.0 million related to STI Sapphire, which was refinanced in January 2017, (ii) $13.3 million related to STI Emerald, which was refinanced in February 2017, (iii) $13.7 million related to STI Duchessa, which was refinanced in February 2017, and (iv) $10.1 million related to STI Onyx, which was refinanced in February 2017.

(2)
In December 2016, the Company upsized its existing credit facility with BNP Paribas by $27.6 million. The upsized loan facility was fully drawn in January and February 2017, and the aggregate proceeds of $27.6 million were used to refinance the existing indebtedness on STI Sapphire and STI Emerald, which were previously financed under the 2011 Credit Facility.

(3)
In February 2017, the Company took delivery of STI Selatar, an LR2 product tanker from SSME. The Company drew down $29.4 million from this credit facility to partially finance the delivery of the vessel.

(4)
In January 2017, the Company executed a loan facility with HSH Nordbank AG. The facility has a maturity of five years from the agreement date and bears interest at LIBOR plus a margin of 2.50% per annum. This facility was fully drawn in February 2017, and the proceeds were used to refinance the existing indebtedness on STI Duchessa and STI Onyx, which were previously financed under the 2011 Credit Facility.

(5)	The 2017 Credit Facility and the DVB 2017 Credit Facility will be included in the schedule upon the execution of the loan documentation.

Newbuilding Program
The Company currently has nine newbuilding vessel orders (eight MRs and one LR2) with HMD and SSME, which the Company refers to as its Newbuilding Program.
During the fourth quarter of 2016, the Company made installment payments of $12.7 million relating to vessels under its Newbuilding Program.
Set forth below are the installment payments that have been made and are expected to be made in the first quarter of 2017 and future installment payments *:

In millions of U.S. dollars
Q1 2017 - installment payments made to date	$29.2
Q1 2017 - remaining installment payments	56.3
Q2 2017	32.3
Q3 2017	68.2
Q4 2017	50.5
Q1 2018	21.6

$258.1

*These are estimates only and are subject to change as construction progresses.
Explanation of Variances on the Fourth Quarter of 2016 Financial Results Compared to the Fourth Quarter of 2015
For the three months ended December 31, 2016, the Company recorded a net loss of $29.7 million compared to net income of $34.2 million for the three months ended December 31, 2015. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended December 31, 2016 and 2015:

	For the three months ended December 31,
In thousands of U.S. dollars	2016	2015
Vessel revenue	$106,068	$178,398
Voyage expenses	(420)	(293)
TCE revenue	$105,648	$178,105

•
TCE revenue decreased $72.5 million to $105.6 million from $178.1 million for the three months ended December 31, 2016 and 2015, respectively. This decrease was driven by a decrease in overall time charter equivalent revenue per day to $12,465 per day from $21,057 for the three months ended December 31, 2016 and 2015, respectively (see the breakdown of daily TCE below). TCE revenue per day decreased across all of our operating segments as persistently high refined product inventories along with a lack of arbitrage opportunities have resulted in reduced global product tanker demand.

•
Vessel operating costs decreased $4.0 million to $46.9 million from $50.9 million for the three months ended December 31, 2016 and 2015, respectively. This decrease was driven by a reduction in the number of owned vessels in our fleet to an average of 77.0 vessels from an average of 80.3 vessels for the three months ended December 31, 2016 and 2015, respectively. Additionally, overall vessel operating costs per day decreased to $6,623 per day from $6,891 per day for the three months ended December 31, 2016 and 2015, respectively. This decrease was driven by improvements in our LR2 and MR operating segments (see the breakdown of daily vessel operating costs below).

•
Charterhire expense increased $5.3 million to $23.5 million from $18.2 million for the three months ended December 31, 2016 and 2015, respectively. This increase was primarily driven by an increase in the Company's time chartered-in fleet to an average of 15.7 vessels from an average of 11.9 vessels for the three months ended December 31, 2016 and 2015, respectively.

•
Depreciation expense decreased slightly by $0.2 million to $30.7 million from $30.9 million for the three months ended December 31, 2016 and 2015, respectively. This decrease was primarily driven by the mix of the Company’s vessels as the average number of owned MRs decreased to 42.0 from 47.0 for the three months ended December 31, 2016 and 2015, respectively, as a result of the sales of five MRs during the first and second quarters of 2016. This decrease was partially offset by an increase in the average number of owned LR2s to 21.0 from 19.0 for the three months ended December 31, 2016 and 2015, respectively, as a result of the deliveries of two LR2s under our Newbuilding Program during the first and second quarters of 2016.

•
General and administrative expenses decreased $5.9 million to $12.3 million from $18.2 million for the three months ended December 31, 2016 and 2015, respectively. This decrease was primarily driven by reductions in compensation expense (which includes a reduction in restricted stock amortization).

•
Financial expenses decreased $2.5 million to $21.7 million from $24.1 million for the three months ended December 31, 2016 and 2015, respectively. The decrease was primarily the result of a decrease in interest expense as the average debt outstanding decreased to $1.9 billion from $2.1 billion for the three months ended December 31, 2016 and 2015, respectively. Additionally, we recorded a $0.7 million write-off of deferred financing fees during the three months ended December 31, 2015. We did not record any write-offs of deferred financing fees during the three months ended December 31, 2016.

•
Unrealized gains and losses on derivative financial instruments relate to the change in the fair value of the profit or loss agreement on one of the Company’s time chartered-in vessels with a third party who neither owns nor operates the vessel.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2016	2015	2016	2015
Revenue
Vessel revenue	$106,068	$178,398	$522,747	$755,711

Operating expenses
Vessel operating costs	(46,933)	(50,916)	(187,120)	(174,556)
Voyage expenses	(420)	(293)	(1,578)	(4,432)
Charterhire	(23,521)	(18,206)	(78,862)	(96,865)
Depreciation	(30,686)	(30,874)	(121,461)	(107,356)
General and administrative expenses	(12,306)	(18,245)	(54,899)	(65,831)
Loss on sales of vessels	—	—	(2,078)	(35)
Write-off of vessel purchase options	—	(731)	—	(731)
Gain on sale of Dorian shares	—	—	—	1,179
Total operating expenses	(113,866)	(119,265)	(445,998)	(448,627)
Operating (loss) / income	(7,798)	59,133	76,749	307,084
Other (expense) and income, net
Financial expenses	(21,667)	(24,149)	(104,048)	(89,596)
Realized gain on derivative financial instruments	—	—	—	55
Unrealized (loss) / gain on derivative financial instruments	(229)	(678)	1,371	(1,255)
Financial income	50	18	1,213	145
Other income (expenses), net	(22)	(112)	(188)	1,316
Total other expense, net	(21,868)	(24,921)	(101,652)	(89,335)
Net (loss) / income	$(29,666)	$34,212	$(24,903)	$217,749

(Loss) / earnings per share

Basic	$(0.18)	$0.21	$(0.15)	$1.35
Diluted	$(0.18)	$0.20	$(0.15)	$1.20
Basic weighted average shares outstanding	161,868,161	163,792,076	161,118,654	161,436,449
Diluted weighted average shares outstanding (1)	161,868,161	202,210,591	161,118,654	199,739,326

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to our Convertible Notes were excluded from the computation of diluted earnings per share for the three months and year ended December 31, 2016 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and our Convertible Notes) were 199,834,980 and 199,965,014 for the three months and year ended December 31, 2016, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$99,887	$200,970
Accounts receivable	42,329	69,017
Prepaid expenses and other current assets	9,067	3,585
Derivative financial instruments	116	—
Inventories	6,122	6,575
Total current assets	157,521	280,147
Non-current assets
Vessels and drydock	2,913,254	3,087,753
Vessels under construction	137,917	132,218
Other assets	21,495	23,337
Total non-current assets	3,072,666	3,243,308
Total assets	$3,230,187	$3,523,455
Current liabilities
Current portion of long-term debt	$353,012	$124,503
Finance lease liability	—	53,372
Accounts payable	9,282	25,683
Accrued expenses	23,024	32,643
Derivative financial instruments	—	1,175
Total current liabilities	385,318	237,376
Non-current liabilities
Long-term debt	1,529,669	1,872,114
Derivative financial instruments	—	80
Total non-current liabilities	1,529,669	1,872,194
Total liabilities	1,914,987	2,109,570
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	2,247	2,224
Additional paid-in capital	1,756,769	1,729,314
Treasury shares	(443,816)	(427,311)
Retained earnings	—	109,658
Total shareholders' equity	1,315,200	1,413,885
Total liabilities and shareholders' equity	$3,230,187	$3,523,455

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015
Operating activities
Net (loss) / income	$(24,903)	$217,749
Gain on sale of Dorian shares	—	(1,179)
Loss on sales of vessels	2,078	35
Write-off of vessel purchase options	—	731
Depreciation	121,461	107,356
Amortization of restricted stock	30,207	33,687
Amortization of deferred financing fees	28,628	17,418
Unrealized (gain)/loss on derivative financial instruments	(1,371)	1,255
Amortization of acquired time charter contracts	65	513
Accretion of Convertible Notes	11,562	11,096
Gain on repurchase of Convertible Notes	(994)	(46)
	166,733	388,615
Changes in assets and liabilities:
Decrease / (increase) in inventories	564	(1,909)
Decrease in accounts receivable	26,688	9,184
Increase in prepaid expenses and other current assets	(5,546)	(1,615)
Decrease / (increase) in other assets	2,045	(14,153)
(Decrease) / increase in accounts payable	(2,487)	775
(Decrease) / increase in accrued expenses	(9,486)	11,206
Interest rate swap termination payment	—	(128)
	11,778	3,360
Net cash inflow from operating activities	178,511	391,975
Investing activities
Acquisition of vessels and payments for vessels under construction	(126,842)	(905,397)
Proceeds from disposal of vessels	158,175	90,820
Proceeds from sale of Dorian shares	—	142,436
Deposit returned for vessel purchases	—	(31,277)
Net cash inflow / (outflow) from investing activities	31,333	(703,418)
Financing activities
Debt repayments	(753,431)	(226,260)
Issuance of debt	565,028	643,550
Debt issuance costs	(10,679)	(8,497)
Repayment of Convertible Notes	(8,393)	(1,632)
Gross proceeds from issuance of common stock	—	159,747
Equity issuance costs	(24)	(7,554)
Dividends paid	(86,923)	(87,056)
Repurchase of common stock	(16,505)	(76,028)
Net cash (outflow) / inflow from financing activities	(310,927)	396,270
(Decrease) / increase in cash and cash equivalents	(101,083)	84,827
Cash and cash equivalents at January 1,	200,970	116,143
Cash and cash equivalents at December 31,	$99,887	$200,970

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2016 and 2015
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2016	2015	2016	2015
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$29,997	$99,520	$230,307	$449,084

Average Daily Results
Time charter equivalent per day(2)	$12,465	$21,057	$15,783	$23,163
Vessel operating costs per day(3)	$6,623	$6,891	$6,576	$6,564

Aframax/LR2
TCE per revenue day (2)	$14,523	$26,464	$20,280	$30,544
Vessel operating costs per day(3)	$6,916	$7,330	$6,734	$6,865
Average number of owned vessels	21.0	19.0	20.3	14.6
Average number of time chartered-in vessels	2.0	2.1	2.0	4.0

Panamax/LR1
TCE per revenue day (2)	$14,856	$21,013	$17,277	$21,804
Vessel operating costs per day(3)	—	—	—	$8,440
Average number of owned vessels	—	—	—	0.7
Average number of time chartered-in vessels	1.0	2.2	0.9	3.9

MR
TCE per revenue day (2)	$11,981	$19,681	$14,898	$21,803
Vessel operating costs per day(3)	$6,510	$6,838	$6,555	$6,461
Average number of owned vessels	42.0	47.0	43.4	42.6
Average number of time chartered-in vessels	7.7	4.0	5.2	3.6

Handymax
TCE per revenue day (2)	$11,129	$18,562	$12,615	$19,686
Vessel operating costs per day(3)	$6,522	$6,483	$6,404	$6,473
Average number of owned vessels	14.0	14.3	14.0	14.8
Average number of time chartered-in vessels	5.0	3.6	4.6	5.4

Fleet data
Average number of owned vessels	77.0	80.3	77.7	72.7
Average number of time chartered-in vessels	15.7	11.9	12.7	16.9

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	—	—	—	—

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet list as of February 10, 2017

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP(2)	MR
16	STI Topaz	2012	49,990	—	SMRP(2)	MR
17	STI Ruby	2012	49,990	—	SMRP(2)	MR
18	STI Garnet	2012	49,990	—	SMRP(2)	MR
19	STI Onyx	2012	49,990	—	SMRP(2)	MR
20	STI Sapphire	2013	49,990	—	SMRP(2)	MR
21	STI Emerald	2013	49,990	—	SMRP(2)	MR
22	STI Beryl	2013	49,990	—	SMRP(2)	MR
23	STI Le Rocher	2013	49,990	—	SMRP(2)	MR
24	STI Larvotto	2013	49,990	—	SMRP(2)	MR
25	STI Fontvieille	2013	49,990	—	SMRP(2)	MR
26	STI Ville	2013	49,990	—	SMRP(2)	MR
27	STI Duchessa	2014	49,990	—	SMRP(2)	MR
28	STI Opera	2014	49,990	—	SMRP(2)	MR
29	STI Texas City	2014	49,990	—	SMRP(2)	MR
30	STI Meraux	2014	49,990	—	SMRP(2)	MR
31	STI San Antonio	2014	49,990	—	SMRP(2)	MR
32	STI Venere	2014	49,990	—	SMRP(2)	MR
33	STI Virtus	2014	49,990	—	SMRP(2)	MR
34	STI Aqua	2014	49,990	—	SMRP(2)	MR
35	STI Dama	2014	49,990	—	SMRP(2)	MR
36	STI Benicia	2014	49,990	—	SMRP(2)	MR
37	STI Regina	2014	49,990	—	SMRP(2)	MR
38	STI St. Charles	2014	49,990	—	SMRP(2)	MR
39	STI Mayfair	2014	49,990	—	SMRP(2)	MR
40	STI Yorkville	2014	49,990	—	SMRP(2)	MR
41	STI Milwaukee	2014	49,990	—	SMRP(2)	MR
42	STI Battery	2014	49,990	—	SMRP(2)	MR

43	STI Soho	2014	49,990	—	SMRP(2)	MR
44	STI Memphis	2014	49,995	—	SMRP(2)	MR
45	STI Tribeca	2015	49,990	—	SMRP(2)	MR
46	STI Gramercy	2015	49,990	—	SMRP(2)	MR
47	STI Bronx	2015	49,990	—	SMRP(2)	MR
48	STI Pontiac	2015	49,990	—	SMRP(2)	MR
49	STI Manhattan	2015	49,990	—	SMRP(2)	MR
50	STI Queens	2015	49,990	—	SMRP(2)	MR
51	STI Osceola	2015	49,990	—	SMRP(2)	MR
52	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
53	STI Seneca	2015	49,990	—	SMRP(2)	MR
54	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
55	STI Brooklyn	2015	49,990	—	SMRP(2)	MR
56	STI Black Hawk	2015	49,990	—	SMRP(2)	MR
57	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
58	STI Madison	2014	109,999	—	SLR2P (4)	LR2
59	STI Park	2014	109,999	—	SLR2P (4)	LR2
60	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
61	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
62	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
63	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
64	STI Rose	2015	109,999	—	Time Charter (7)	LR2
65	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
66	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
67	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
68	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
69	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
70	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
71	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
72	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
73	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
74	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
75	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
76	STI Grace	2016	109,999	—	SLR2P (4)	LR2
77	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
78	STI Selatar	2017	109,999	—	SLR2P (4)	LR2

	Total owned DWT		5,061,233

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (8)
	Time or bareboat chartered-in vessels
79	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$17,000	02-Jun-17
80	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$17,000	02-Apr-17
81	Silent	2007	37,847	1A	SHTP (1)	Handymax	$7,500	21-Mar-19	(9)
82	Single	2007	37,847	1A	SHTP (1)	Handymax	$7,500	24-Mar-19	(9)

83	Star I	2007		37,847	1A	SHTP (1)	Handymax	$7,500	27-Mar-19	(9)
84	Sky	2008		37,879	1A	SHTP (1)	Handymax	$6,000	31-Mar-19	(10)
85	Style	2008		37,923	1A	SHTP (1)	Handymax	$6,000	31-Mar-19	(10)
86	Miss Mariarosaria	2011		47,499	—	SMRP(2)	MR	$16,350	26-May-17
87	Vukovar	2015		49,990	—	SMRP(2)	MR	$17,034	01-May-18
88	Targale	2007		49,999	—	SMRP(2)	MR	$16,200	17-May-17
89	Zefyros	2013		49,999	—	SMRP(2)	MR	$15,800	08-Jul-17	(11)
90	Gan-Trust	2013		51,561	—	SMRP(2)	MR	$13,050	06-Jan-18	(12)
91	CPO New Zealand	2011		51,717	—	SMRP(2)	MR	$15,250	12-Sep-18	(13)
92	CPO Australia	2011		51,763	—	SMRP(2)	MR	$15,250	01-Sep-18	(13)
93	Ance	2006		52,622	—	SMRP(2)	MR	$13,500	12-Oct-17	(14)
94	Hellespont Progress	2006		73,728	—	SPTP (3)	LR1	$17,250	13-Apr-17
95	Densa Alligator	2013		105,708	—	SLR2P (4)	LR2	$18,500	17-Feb-17	(15)

	Total time chartered-in DWT			848,453

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
96	Hull 2601 - TBN STI Galata	HMD	(16)	52,000	MR
97	Hull 2602 - TBN STI Bosphorus	HMD	(16)	52,000	MR
98	Hull 2603 - TBN STI Leblon	HMD	(16)	52,000	MR
99	Hull 2604 - TBN STI La Boca	HMD	(16)	52,000	MR
100	Hull 2605 - TBN STI San Telmo	HMD	(16)	52,000	MR
101	Hull 2606 - TBN STI Jurere	HMD	(16)	52,000	MR
102	Hull 2607 - TBN STI Esles II	HMD	(16)	52,000	MR
103	Hull 2608 - TBN STI Jardins	HMD	(16)	52,000	MR
104	Hull S3121 - TBN STI Rambla	SSME	(17)	109,999	LR2

	Total newbuilding product tankers DWT			525,999

	Total Fleet DWT			6,435,685

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)
In December 2016, we entered into an agreement to bareboat-in this vessel, which was previously time chartered-in by the Company for $15,600 per day. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019. This vessel was delivered under the bareboat agreement in January 2017.

(10)
In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019. This vessel was delivered under the bareboat agreement in February 2017.

(11)	We have an option to extend the charter for an additional year at $17,000 per day.
(12)	In November 2016, we entered into a new charter agreement for one year at $13,050 per day effective January 2017. We have an option to extend the charter for an additional year at $15,000 per day.
(13)	We have an option to extend the charter for an additional year at $16,000 per day.
(14)	We have an option to extend the charter for an additional year at $15,000 per day.
(15)	We have an option to extend the charter for an additional six months at $20,550 per day.
(16)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Seven vessels are expected to be delivered throughout 2017 and one vessel is expected to be delivered in the first quarter of 2018.

(17)	This newbuilding vessel is being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). This vessel is expected to be delivered in the first quarter of 2017.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company's dividends paid during 2015 and 2016 were as follows:

Date paid	Dividends per share
March 2015	$0.120
June 2015	$0.125
September 2015	$0.125
December 2015	$0.125
March 2016	$0.125
June 2016	$0.125
September 2016	$0.125
December 2016	$0.125
On February 13, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 30, 2017 to all shareholders as of February 23, 2017 (the record date). As of February 10, 2017, there were 174,629,755 shares outstanding.

Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any securities.
Since January 1, 2016 through the date of this press release, the Company has repurchased its securities as follows:

•
An aggregate of 2,956,760 of its common shares at an average price of $5.58 per share; the repurchased shares are being held as treasury shares. There were 174,629,755 shares outstanding as of February 10, 2017.

•	$10.0 million aggregate principal amount of its Convertible Notes at an average price of $839.28 per $1,000 principal amount.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 78 product tankers (22 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.2 years and time or bareboat charters-in 17 product tankers (one LR2, one LR1, eight MR and seven Handymax tankers). The Company has contracted for nine newbuilding product tankers (eight MR and a LR2 tanker). The LR2 is expected to be delivered in the first quarter of 2017 and the eight MRs are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of adjusted net income with the adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

Reconciliation of Net Income to Adjusted Net Income

	For the three months ended December 31, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(29,666)	$(0.18)	$(0.18)
Adjustments:
Unrealized loss on derivative financial instruments	229	0.00	0.00
Adjusted net loss	$(29,437)	$(0.18)	$(0.18)

	For the three months ended December 31, 2015
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$34,212	$0.21		$0.20
Adjustments:
Deferred financing fees write-off	720	0.00		0.00
Write-off of vessel purchase options	731	0.00		0.00
Unrealized loss on derivative financial instruments	678	0.00		0.00
Adjusted net income	$36,341	$0.22	(1)	$0.21	(1)

(1) Summation differences due to rounding

	For the year ended December 31, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(24,903)	$(0.15)	$(0.15)
Adjustments:
Deferred financing fees write-off	14,479	0.09	0.09
Unrealized gain on derivative financial instruments	(1,371)	(0.01)	(0.01)
Gain on repurchase of Convertible Notes	(994)	(0.01)	(0.01)
Loss on sales of vessels	2,078	0.01	0.01
Adjusted net loss	$(10,711)	$(0.07)	$(0.07)

	For the year ended December 31, 2015
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$217,749	$1.35	$1.20
Adjustments:
Deferred financing fees write-off	2,730	0.02	0.01
Gain on sale of Dorian shares	(1,179)	(0.01)	(0.01)
Write-down of vessel held for sale and loss on sales of vessels	35	0.00	0.00
Gain on early termination of time chartered-in contract	(1,397)	(0.01)	(0.01)
Reserve for pool bunker supplier in bankruptcy	1,396	0.01	0.01
Unrealized loss on derivative financial instruments	1,255	0.01	0.01
Gain on repurchase of Convertible Notes	(46)	0.00	0.00
Write-off of vessel purchase options	731	0.00	0.00
Adjusted net income	$221,274	$1.37	$1.21

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2016	2015
Net (loss) / income	$(29,666)	$34,212	$(24,903)	$217,749
Financial expenses	21,667	24,149	104,048	89,596
Unrealized loss / (gain) on derivative financial instruments	229	678	(1,371)	1,255
Financial income	(50)	(18)	(219)	(145)
Depreciation	30,686	30,874	121,461	107,356
Amortization of restricted stock	7,131	8,894	30,207	33,687
Write-off of vessel purchase options	—	731	—	731
Gain on sale of Dorian shares	—	—	—	(1,179)
Loss on sales of vessels	—	—	2,078	35
Gain on repurchase of Convertible Notes	—	—	(994)	—
Gain on early termination of time chartered-in contract	—	—	—	(1,397)
Reserve for pool bunker supplier in bankruptcy	—	—	—	1,396
Adjusted EBITDA	$29,997	$99,520	$230,307	$449,084

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616